SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.1)*

Patni Computer Systems Limited
(Name of Issuer)

Equity Shares
American Depositary Shares
(Title of Class of Securities)

703248203
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 11, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott Associates, L.P.

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [x]
                (b) [ ]

3.           SEC USE ONLY

4.           SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.           SOLE VOTING POWER
3,023,223

8           SHARED VOTING POWER
0

9.           SOLE DISPOSITIVE POWER
3,023,223

10.           SHARED DISPOSITIVE POWER
0

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,023,223

12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*   [ ]

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.3%

14.           TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott International, L.P.

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [x]
                (b) [ ]

3.           SEC USE ONLY

4.           SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.           CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.           SOLE VOTING POWER
0

8           SHARED VOTING POWER
5,355,174

9.           SOLE DISPOSITIVE POWER
0

10.           SHARED DISPOSITIVE POWER
5,355,174

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,355,174

12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*   [ ]

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.0%

14.           TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott International Capital Advisors Inc.

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [x]
                (b) [ ]

3.           SEC USE ONLY

4.           SOURCE OF FUNDS*
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.           SOLE VOTING POWER
0

8           SHARED VOTING POWER
5,355,174

9.           SOLE DISPOSITIVE POWER
0

10.           SHARED DISPOSITIVE POWER
5,355,174

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,355,174

12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*   [ ]

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.0%

14.           TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to equity shares with a par value of Rs. 2 each (the "Common Stock"), of Patni Computer Systems Limited (the "Issuer"), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P. and its wholly-owned subsidiaries (collectively, "Elliott International") and Elliott International Capital Advisors Inc. ("EICA")(collectively, the "Reporting Persons") as of November 16, 2011 and amends and supplements the Schedule 13D filed on October 26, 2011 (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

ITEM 3.Source and Amount of Funds or Other Consideration.

Elliott Working Capital                         $23,193,118

Elliott International Working Capital $40,748,326

ITEM 5.Interest in Securities of the Issuer.

(a)Elliott individually beneficially owns 3,023,223 shares of Common Stock.  The 3,023,223 shares of Common Stock individually beneficially owned by Elliott constitute 2.3% of the outstanding shares of Common Stock.  The 3,023,223 shares of Common Stock individually beneficially owned by Elliott consist of: (i) 2,317,801 shares of Common Stock held by Mansfield (Mauritius) Limited, a Mauritius company and wholly-owned subsidiary of Elliott, and (ii) 352,711 American Depositary Shares ("ADS") held by The Liverpool Limited Partnership, a Bermuda limited partnership and wholly-owned subsidiary of Elliott ("Liverpool"), representing 705,422 shares of Common Stock.

Elliott International and EICA beneficially own an aggregate of 5,355,174 shares of Common Stock, which constitute 4.0% of all of the outstanding shares of Common Stock.  The 5,355,174 shares consist of: (I) 4,297,050 shares of Common Stock held by Suffolk (Mauritius) Limited, a Mauritius company and wholly-owned subsidiary of Elliott International, and (II) 529,062 ADSs representing 1,058,124 shares of Common Stock.

Collectively, Elliott, Elliott International and EICA beneficially own 8,378,397 shares of Common Stock constituting 6.2% of all of the outstanding Shares.

(b)Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International.  Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c)The transactions effected by the Reporting Persons during the past sixty (60) days other than those previously disclosed in this Schedule 13D are set forth on Schedule 1 attached hereto.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement (previously filed)

Schedule 1 - Transactions of the Reporting Persons Effected During the Past 60 Days

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  November 16, 2011

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:  /s/ Elliot Greenberg
                              Elliot Greenberg
                              Vice President

ELLIOTT INTERNATIONAL, L.P.
By:           Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:  /s/ Elliot Greenberg
                              Elliot Greenberg
                              Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:    /s/ Elliot Greenberg
Elliot Greenberg
Vice President

SCHEDULE 1

Transactions of the Reporting Persons Effected During the Past 60 Days other than those previously disclosed in this Schedule 13D

The following transactions were effected by Mansfield (Mauritius) Limited, a Mauritius company and wholly-owned subsidiary of Elliott Associates, L.P. :

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of Commissions)
16-Nov-2011	ES	13,000	385.906752 Rs
14-Nov-2011	ES	18,900	370.427634 Rs
14-Nov-2011	ES	30,078	365.028216 Rs
11-Nov-2011	ES	324,454	358.143125 Rs
11-Nov-2011	ES	234,815	361.523449 Rs
11-Nov-2011	ES	234,815	361.523349 Rs
11-Nov-2011	ES	7,309	360.800082 Rs
28-Oct-2011	ES	2,452	350.946794 Rs

ES = Equity Share

All of the above transactions were effected on the open market.

The following transactions were effected by Suffolk (Mauritius) Limited, a Mauritius company and wholly-owned subsidiary of Elliott International, L.P.:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of Commissions)
16-Nov-2011	ES	16,706	385.642776 Rs
14-Nov-2011	ES	28,100	370.427630 Rs
14-Nov-2011	ES	7,000	370.912143 Rs
14-Nov-2011	ES	55,859	365.028229 Rs
11-Nov-2011	ES	160,258	358.232361 Rs
11-Nov-2011	ES	144,374	358.143125 Rs
11-Nov-2011	ES	650,000	358.143126 Rs
11-Nov-2011	ES	436,085	361.523449 Rs
11-Nov-2011	ES	436,085	361.523349 Rs
11-Nov-2011	ES	56,000	355.501646 Rs
11-Nov-2011	ES	5,076	360.929764 Rs
11-Nov-2011	ES	8,498	360.800018 Rs
09-Nov-2011	ES	8,000	363.121275 Rs
08-Nov-2011	ES	36,000	361.304167 Rs
08-Nov-2011	ES	10,000	361.119900 Rs
04-Nov-2011	ES	950	340.003158 Rs
04-Nov-2011	ES	4,415	340.404136 Rs
03-Nov-2011	ES	8,200	333.048200 Rs
03-Nov-2011	ES	3,800	333.976053 Rs
02-Nov-2011	ES	15,000	335.685967 Rs
02-Nov-2011	ES	4,000	335.598250 Rs
01-Nov-2011	ES	14,000	332.641829 Rs
01-Nov-2011	ES	7,000	332.554286 Rs
28-Oct-2011	ES	1,027	350.946796 Rs
28-Oct-2011	ES	2,650	350.877358 Rs

ES = Equity Share

All of the above transactions were effected on the open market.